ZimVie Inc.

10225 Westmoor Drive

Westminster, Colorado 80021

VIA EDGAR

February 2, 2022

Re:	ZimVie Inc.

Registration Statement on Form 10

File No. 001-41242

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Ansart

Dear Ms. Ansart:

ZimVie Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement on Form 10 (File No. 001-41242) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 9:00 a.m. Eastern Standard Time on February 7, 2022, or as soon thereafter as is practicable, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

Please do not hesitate to contact Morton A. Pierce at (212) 819-7900 or morton.pierce@whitecase.com or Michelle Rutta at (212) 819-7864 or michelle.rutta@whitecase.com if you have any questions regarding the foregoing or if we can provide any additional information. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Rutta and that such effectiveness also be confirmed in writing.

Sincerely,
ZimVie Inc.

By:	/s/ Vafa Jamali
Name: Vafa Jamali
Title: President and Chief Executive Officer

Via EDGAR

CC:	Morton A. Pierce, White & Case LLP
Michelle Rutta, White & Case LLP